Exhibit 12
COUSINS PROPERTIES INCORPORATED
STATEMENT REGARDING COMPUTATION OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED DIVIDENDS
($ in thousands)

	2010	2009	2008	2007	2006

Earnings:
Loss from continuing operations before taxes, unconsolidated joint ventures, sale of investment properties and net income attributable to noncontrolling interests	$(34,523)	$(81,860)	$(6,597)	$(3,087)	$(28,532)
Add:
Gain on sale of investment property, net of applicable income tax provision	1,938	168,637	10,799	5,535	3,012
Distributed income of equity investees	11,394	7,237	23,751	7,716	169,481
Amortization of capitalized interest	2,173	2,974	1,880	1,336	837
Fixed charges	37,401	43,851	43,382	32,299	34,071
Subtract:
Capitalized interest	—	(3,736)	(14,894)	(23,474)	(22,324)
Preferred dividends	(12,907)	(12,907)	(14,957)	(15,250)	(15,250)

Earnings	$5,476	$124,196	$43,364	$5,075	$141,295

Combined Fixed Charges and Preferred Dividends:
Interest expense	$37,180	$39,888	$28,257	$8,565	$11,119
Capitalized interest	—	3,736	14,894	23,474	22,324
Interest component of rental expense (30%)	221	227	231	260	628

	37,401	43,851	43,382	32,299	34,071
Preferred stock dividends	12,907	12,907	14,957	15,250	15,250

Fixed charges and preferred dividends	$50,308	$56,758	$58,339	$47,549	$49,321

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	0.11	2.19	0.74	0.11	2.86